UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Horizon Acquisition Corporation II
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G46044106
(CUSIP Number)

Duncan Bagshaw Eldridge Industries, LLC 600 Steamboat Road Greenwich, CT 06830 203-298-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G46044106	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Horizon II Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,625,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 28,625,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,625,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G46044106	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eldridge Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,625,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 28,625,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,625,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. G46044106	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Todd Boehly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,625,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 28,625,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,625,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. G46044106	SCHEDULE 13D	Page 5 of 6

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2020, (the “Schedule 13D”). Except as set forth herein, the Schedule 13D remains in full force and effect. This Statement relates to Class A ordinary shares, par value $0.0001 per share of the Issuer (“Class A Ordinary Shares”), underlying units purchased in the Issuer’s IPO and Class A Ordinary Shares issuable upon conversion of Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) of the Issuer (collectively, the “Shares”). Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

 On November 27, 2020, the Issuer issued an additional 2,500,000 Units (the “Over-Allotment Units”) pursuant to the partial exercise by the underwriters of their over-allotment option in connection with the IPO. Concurrently, the Sponsor also purchased an additional 333,334 private placement warrants at a purchase price of $1.50 per warrant, and holds an aggregate number of 6,266,667 warrants (the “Private Placement Warrants”).

On December 3, 2020, 668,750 of the Class B Ordinary Shares were automatically surrendered for no consideration by the Sponsor pursuant to contractual arrangements under the Securities Subscription Agreement with the Issuer, triggered by the expiration of the option of the underwriters of the Issuer’s IPO to purchase additional Units.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:

(a), (b)

The aggregate number and percentage of Class A Ordinary Shares beneficially owned by the Reporting Persons on the basis of a total of 52,500,000 Class A Ordinary Shares outstanding and 13,125,000 Class B Ordinary Shares outstanding is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein include Shares issuable upon conversion of the Class B Ordinary Shares.

The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The responses to Item 4 and 5 of this Amendment No. 1 are incorporated by reference into this Item 6.

CUSIP No. G46044106	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2020

HORIZON II SPONSOR, LLC

By:	/s/ Todd Boehly
Name: Todd Boehly
Title: Chief Executive Officer

ELDRIDGE INDUSTRIES, LLC

By:	/s/ Todd Boehly
Name: Todd Boehly
Title: Authorized Signatory

/s/ Todd Boehly
Todd Boehly